Exhibit 99.1

Qihoo 360 Technology Co. Ltd. Announces Closing of Offering of

US$900 Million of Convertible Senior Notes

BEIJING, Aug. 6, 2014 /PRNewswire/ -- Qihoo 360 Technology Co. Ltd. ("Qihoo 360" or the "Company") (NYSE: QIHU), today announced the closing of its private placement of US$450 million aggregate principal amount of convertible senior notes due 2020 (the "2020 notes") and US$450 million aggregate principal amount of convertible senior notes due 2021 (the "2021 notes" and together with the 2020 notes, the "notes"). The notes were sold to qualified institutional buyers pursuant to Rule 144A under the United States Securities Act of 1933, as amended (the "Securities Act"), and non-U.S. persons in offshore transactions in compliance with Regulation S under the Securities Act. The joint bookrunners of the notes offering were granted a 30-day option to purchase up to an additional US$67.5 million principal amount of the 2020 notes and an additional US$67.5 million principal amount of the 2021 notes to cover over-allotments. Qihoo 360 anticipates using the proceeds for general corporate purposes.

The notes are convertible into Qihoo 360's American Depositary Shares ("ADSs"), every two ADSs representing as of the date above three Class A ordinary shares of Qihoo 360, based on an initial conversion rate of 7.9789 ADSs per US$1,000 principal amount of the 2020 notes (equivalent to an initial conversion price of approximately US$125.33 per ADS) and an initial conversion rate of 8.2799 ADSs per US$1,000 principal amount of the 2021 notes (equivalent to an initial conversion price of approximately US$120.77 per ADS). The initial conversion rates for the 2020 notes and 2021 notes represent conversion premiums of approximately 37.5% and 32.5%, respectively, over the NYSE last reported sale price of the ADSs on July 31, 2014, which was US$91.15 per ADS. The conversion rate is subject to adjustment upon the occurrence of certain events. Holders of the notes may convert their notes, at their option, in integral multiples of US$1,000 principal amount, at any time prior to the close of business on the third business day immediately preceding the notes' respective maturity dates. Holders of the 2020 notes will have the right to require Qihoo 360 to repurchase the notes on August 15, 2017 or upon the occurrence of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the 2020 notes to be repurchased, plus accrued and unpaid interest to, but excluding, the date of repurchase. Holders of the 2021 notes will have the right to require Qihoo 360 to repurchase the notes on August 15, 2019 or upon the occurrence of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the 2021 notes to be repurchased, plus accrued and unpaid interest to, but excluding, the date of repurchase.

The 2020 notes will accrue interest at an annual rate of 0.50%. The 2021 notes will accrue interest at an annual rate of 1.75%. Interest on the notes will be payable semiannually in arrears on February 15 and August 15 of each year, beginning February 15, 2015. The 2020 notes will mature on August 15, 2020, and the 2021 notes will mature on August 15, 2021, in each case unless previously repurchased, redeemed or converted in accordance with their terms prior to such date.

The notes, the ADSs deliverable upon conversion of the notes and the Class A ordinary shares represented thereby, have not been and will not be registered under the Securities Act or the securities laws of any other place, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities, nor will there be any sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

For investor and media inquiries, please contact:

Qihoo 360 Technology Co. Ltd.
In China:
Tel: +86 10-5878-1574
E-mail: ir@360.cn

In the U.S.:
Don Markley or Glenn Garmont
Tel: (212) 481-2050
E-mail: qihu@tpg-ir.com